CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE DATED MAY 30, 2001

Centurion Energy Announces First Quarter 2001 Financial Results

Calgary, Alberta -- Centurion Energy International Inc. (TSE: CUX) announces the financial results of the Company for the three months ending March 31, 2001. Activities in Tunisia focused on continuing development/appraisal plans for the Al Manzah field; and in Egypt, the Company made significant progress to tie-in gas from the El Wastani field and finalized plans to commence an aggressive drilling program of up to seven wells in the El Manzala Concession.

Shut-in production at the Company’s Al Manzah field, which is anticipated to commence production upon completion of drilling and testing operation of the Al Manzah–3 well, affected earnings and cash flow for the period.

Oil and gas sales revenue for the three months ending March 31, 2001 were $4.1 million compared to $5.7 million in 2000.

Earnings for the same period were $1.0 million as compared to $2.1 million in 2000, resulting in earnings per share of $0.02.

Cash flow for the three month period was $2.4 million in 2001 compared to $4.2 million in 1999. Cash flow per share was $0.02 from $0.07 per share in 2000.

Egypt – El Manzala Concession

In accordance with the decision to aggressively develop and explore the El Manzala Concession, Centurion spudded its first exploration well in the El Wastani area in the Northern sector of the Concession on April 20, 2001. At present, the El Wastani East–1 exploration well is at a depth of approximately 2,300 meters. Estimated total depth of the well within the target formation, Abu Madi, is approximately 3,050 meters. Discovered gas can be tied into Centurion’s El Wastani gathering facility which is expected to be completed by mid-year.

Once the El Wastani East-1 well has been drilled and tested, the rig is scheduled to move South to the Gelgel prospect near Centurion’s 1998 Abu Monkar discovery. A rig has been contracted to drill up to seven wells on the concession.

Tunisia - Al Manzah Field

On February 9, 2001 Centurion received formal notice from ETAP (the Tunisian national oil company) that ETAP will not back-in for 50% working interest in the Al Manzah field. As a result, Centurion working interest in the field will be 75%. Current field operations are centered on completing drilling operations for the Al Manzah–3 well, where production is anticipated to resume pending drilling success of this well. Drilling of the Al Manzah–3 well has been suspended since the drilling rig’s rotary system failed; however drilling is expected to resume within the next two weeks.

Financial and Operating Highlights

For the three months ending March 31 Canadian dollars	2001	2000

Oil & gas sales ($MM)	4.10	5.70
Sales price per bbl ($)	31.30	35.87
Cash flow ($MM)	2.40	4.20
Per share ($)	0.04	0.07
Earnings ($MM)	1.00	2.10
Per share ($)	0.02	0.03
Production (average bopd)	1,570	1,880
Production (total bbls)	141,000	171,000

Certain statements in this News Release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

For More Information:
Said S. Arrata, President and CEO,
or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com